A-Power Energy Generation Systems Ltd. Signs a Definitive Contract to Acquire
Japanese Thin-Film PV Equipment Maker EVATECH Co., Ltd.

Shenyang, China, September 16, 2009 – A-Power Energy Generation Systems Ltd. (Nasdaq: APWR) (“A-Power” or “the Company”), a leading provider of distributed power generation (“DG”) systems in China and a fast-growing manufacturer of wind turbines, today announced that the Company has signed a definitive contract to acquire 100% of EVATECH Co., Ltd. (“EVATECH”) of Kyoto, Japan, a 22-year-old designer and manufacturer of industrial equipment for LCDs (liquid crystal displays), PDPs (plasma display panels) and, more recently, amorphous-silicon (a-Si) photovoltaic (PV) panels. The total consideration is $49.9 million in cash. The transaction is expected to close by the end of November 2009.

A-Power is to fund 55% of the transaction from the Company’s internal financial resources. The balance, or 45%, will come from foreign-investment grants from various levels of the local government (20% from the Liaoning Provincial Government, 20% from the Shenyang Municipal Government, and the remaining 5% from the Hunan New District Government in Shenyang).

“The EVATECH acquisition is an essential part of A-Power’s strategic vision to be an all-around, diversified cleantech solution provider in China,” said Mr. Jinxiang Lu, Chairman and CEO of A-Power. “Growing out of our core DG business, we are establishing a foothold and gaining traction in various areas such as wind, and now solar. It is important to understand that all of these cleantech forms receive strong, committed support from the Chinese government. In terms of solar, we plan to use EVATECH’s low-cost and high-efficient a-Si thin-film technology to produce PV curtain glass walls and take advantage of China’s RMB 20 per watt subsidy for the building-integrated photovoltaic (BIPV) projects. As part of the plan, we expect to move EVATECH’s manufacturing facility to Shenyang by the end of the year and start production and co-marketing of our PV products with a local construction group for Chinese customers sometime next year. We expect EVATECH to begin revenue contribution in late 2010.”

Based in Kyoto, EVATECH currently has 85 employees and has branch offices in Tokyo, Shanghai and Taiwan. Its main manufacturing facility and its thin-film photovoltaic R&D center are located in Kyoto. It sells to customers in about 10 countries outside Japan, 46 of which are in China, which is EVATECH's largest overseas market. Due to certain financial difficulties with the operation of its business, EVATECH is undergoing a rehabilitation process in the courts of Japan related to its corporate and debt restructuring.

About A-Power

 A-Power Energy Generation Systems Ltd. (“A-Power”), through its China-based operating subsidiaries, is the largest provider of distributed power generation systems in China, focusing on energy-efficient and environmentally friendly projects of 25MW to 400MW. In 2008, A-Power entered the wind energy market and has built China's largest wind turbine manufacturing facility, located in Shenyang, Liaoning Province, with technologies licensed from German FUHRLÄNDER AG and Denmark-based Norwin, and a total annual production capacity of 1,125MW. In March 2009, A-Power entered into an agreement to establish a Joint Venture partnership with GE Drivetrain Technologies to produce wind turbine gearboxes in Shenyang. A-Power also has strategic relationships with Tsinghua University in Beijing and the China Academy of Sciences in Guangzhou to develop and commercialize other renewable energy technologies. For more information, please visit http://www.apowerenergy.com.

Safe Harbor Statement

This press release may contain forward-looking statements. Any such statement is made within the 'safe harbor' provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," and other similar statements. Statements that are not historical facts, including statements relating to anticipated future earnings, margins, and other operating results, future growth, construction plans and anticipated capacities, production schedules and entry into expanded markets are forward-looking statements. Such forward-looking statements, based upon the current beliefs and expectations of our management, are subject to risks and uncertainties, which could cause actual results to differ materially from the forward-looking statements, including but not limited to, the risk that: We may not be able to complete the acquisition with our acquisition target; our acquisition target is undergoing restructuring in local courts, which may interfere with our ability to close the acquisition of the target company; our acquisition target's restructuring process in local courts relates to financial difficulties it experienced in the operation of its business, and it may continue to experience financial difficulties after we acquire it; we may not be able to obtain all of, or any of, the government subsidies related to the acquisition of the target company; our acquisition consideration is in the form of cash payment, which is a significant amount of our total cash balance available as of June 30, 2009, and this may affect our liquidity, and may result in our inability to provide working capital for our ongoing operations and expansion; we have outstanding convertible notes which have certain restrictions against our ability to incur further debt, which may inhibit our ability to finance our acquisition of the target, to the extent we require it, or potentially result in a breach of our covenants under our convertible notes; our technicians may have difficulty adapting to new technology; systems that we develop and install may contain design or manufacturing defects, which could result in reduced demand for our services and customer claims and uninsured liabilities; we expect to rely increasingly on our proprietary products and systems and on technology developed by our licensors, and if we or our licensors become involved in an intellectual property dispute, we may be forced to spend a significant amount of time and financial resources to resolve such intellectual property dispute, diverting time and resources away from our business and operations as well as other relevant risks detailed in our filings with the Securities and Exchange Commission, including those set forth in our annual report filed on Form 20-F for the fiscal year ended December 31, 2008. The information set forth herein should be read in light of such risks. We assume no obligation to update the information contained in this press release, except as required under applicable law.

Contact:

Mr. John S. Lin
Chief Operating Officer
A-Power Energy Generation Systems Ltd.
john@apowerenergy.com

Mr. Valentine Ding / Mr. Dixon Chen
Investor Relations
Grayling
+1-646-284-9412
valentine.ding@us.grayling.com
dixon.chen@us.grayling.com